

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Simon Morriss
Chief Executive Officer
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy
Victoria 3065 Australia

      Re: Genetic Technologies Limited
          Registration Statement on Form F-1
          Filed May 20, 2024
          File No. 333-279523

Dear Simon Morriss:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Darrin M. Ocasio, Esq.